SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 8, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 8, 2009

TAM Receives Fourth Boeing 777

New plane will be used on route between Sao Paulo and London

São Paulo, January 8, 2009 – TAM (NYSE: TAM and Bovespa: TAMM4) today received its fourth Boeing 777-300ER, which will operate the route Sao Paulo - London beginning this month. Next week a new Airbus A330 aircraft will also join the fleet, which will allow the company to operate additional flights to Miami during the high season.

In order to meet the increased demand from the domestic market during the end-of-year vacations, three Airbus A320 aircraft were received ahead of time and have already been added to the company's fleet. The strategy included an efficient contingency plan prepared by the Company, allowing TAM to achieve the highest level of punctuality during this period of all flights operated by Brazilian companies, according to an Infraero survey.

With the addition of the two wide-bodied aircraft (B777 and A330) TAM's total fleet has increased to 129 aircraft, of which 122 are Airbus models (20 A319s, 81 A320s, three A321s, 16 A330s and two A340s), four are B777-300ERs and three are B767-300s.

The company's fleet plan (see graph) was also altered with the elimination of one B767-300 aircraft. Despite the change to the fleet plan, the company's estimates for an increase in number of seats available in 2009 for both domestic and international markets have been maintained at 8% and 20%, respectively, measured in ASKs (Available Seat Kilometers). The company has also kept its growth estimate between 5% and 9% in demand from the domestic market.

Total fleet

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, closing November with a 51.7% market share. The company flies to 42 destinations in Brazil. Through commercial agreements signed with regional companies, TAM reaches 79 different destinations in the Brazilian territory. TAM's market share among Brazilian airline companies operating international flights was 84.7% in November. Its overseas operations include direct flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). In addition, the company maintains codeshare agreements, allowing seats to be shared on flights with international companies, which in turn enables passengers to travel to an additional 64 destinations in the U.S., South America, and Europe. A pioneer among Brazilian airline companies in the launching of a loyalty program, TAM currently has 5.2 million members and has issued over 6.4 million tickets through the point redemption program.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.